Exhibit 99.7

August 24, 2007

Kistefos AS
Stranden 1
N-0250 Oslo
Norway
Attention: Christen Sveaas

Gentlemen:

This letter agreement is in reference to that certain Registration Rights Agreement by and among Trico Marine Services, Inc. (the “Company”) and the Holders named therein dated as of March 15, 2005 (the “Agreement”). Capitalized terms not defined in this letter agreement have the meanings given them in the Agreement.

1.             Under the Agreement, Kistefos AS (“Kistefos”) is the Holder of  2,915,800 shares of Registrable Common Stock, of which 2,121,600 shares are included in Registration No. 333-124478, which was declared effective by the Commission on May 20, 2005 (the “Initial Shelf”).  The Initial Shelf does not include 794,200 additional shares (the “Additional Shares”) currently held by Kistefos. Kistefos has advised the Company that it wishes to have all of its shares of Registrable Common Stock included in a shelf registration statement.

2.             The Company has advised Kistefos that it intends to withdraw the Initial Shelf as permitted by the Agreement and file a “universal” shelf registration under which it is willing to include re-sales from time to time of previously issued shares of Common Stock held by Holders under the Agreement (the “Subsequent Registration”). The Company and Kistefos agree that: (a) all of the 2,915,800 shares of Registrable Common Stock held by Kistefos (or such other lesser number of shares of Registrable Common Stock as Kistefos shall then beneficially own) shall be included in the Subsequent Registration as if it were a requested registration by Kistefos under Section 3(a) of the Agreement, and the inclusion of such shares shall have the benefit of, and be subject to,  all of the terms, conditions, rights and limitations of the Agreement applicable to a registration requested by Kistefos pursuant to Section 3(a) of the Agreement; and (b) each underwritten takedown of Registrable Common Stock by Kistefos under the Subsequent Registration, if any,  shall be subject to the provisions of  the Agreement, including without limitation, Section 7 of the Agreement (other than Section 7(b) which shall expressly not apply to any underwritten takedown of Kistefos’ shares.)

3.             The Company and Kistefos acknowledge and agree that this letter agreement shall serve as: (a) the notice from the Company contemplated by the first sentence of Section 4 of the Agreement; (b) the notice from Kistefos contemplated by the second sentence of Section 4 of the Agreement with respect to the shares of Registrable Common Stock held by Kistefos; (c) Kistefos’s consent under Section 3(b) that the Subsequent Registration shall cover

Company securities designated by the Company in its discretion; and (d) Kistefos’s waiver of its right to withdraw inclusion of its shares of Registrable Common Stock under proviso (C) to Section 3(a) of the Agreement.

4.             The Subsequent Registration effected by the Company pursuant to this letter agreement shall be counted as a registration statement effected pursuant the Section 3(a) of the Agreement.

5.             Except as specifically modified by this letter agreement, the Agreement shall remain in full force and effect in accordance with its terms.

Please signify your agreement to the foregoing by signing this letter agreement in space provided below and returning it to the undersigned.

Trico Marine Services, Inc.

		By:	/s/ Rishi Varma
		Name:	Rishi Varma
		Title:	Chief Administrative Officer, VP & General Counsel

Agreed as of the date first written above.

Kistefos AS

By:	/s/ Age Korsvold
Name:	Age Korsvold
Title:	Managing Director